Mail Stop 3561


August 18, 2005


John Chapple
President, Chief Executive Officer
  and Chairman of the Board
Nextel Partners, Inc.
4500 Carillon Point
Kirkland, Washington  98033

RE:  	Nextel Partners, Inc.
      Preliminary Revised Schedule 14A
      File No. 0-29633
	Filed August 1, 2005

Dear Mr. Chapple:

	We have limited our review of your preliminary Schedule 14A to disclosure related to the exercise of the "put right" described in your certificate and related matters and have the following comments.
Please revise your filing to comply with these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note your response to our prior comment three. Please tell us whether Delaware state law permits the Class A stockholders` consideration and exercise of the put right as currently presented in the proxy statement. In your response, please consider the degree of uncertainty regarding when and how fair market value will be determined and the absence of resolicitation of stockholder approval once fair market value is determined or in the event the fair market value is determined to be outside of the range of challenge floor and ceiling prices you have estimated in the proxy statement.

2. We note your response to our prior comment four.  It appears that
Nextel WIP/Nextel Communications is an affiliate of the company.
To
the extent that an exemption is not available, an affiliate
engaged
in a going-private transaction must comply with the filing, disclosure, and dissemination requirements of Rule 13e-3 and Schedule
13E-3.  Therefore, please provide us with further analysis
regarding
Nextel WIP/Nextel Communications` engagement throughout the going-
private transaction.   For example, discuss the degree of Nextel
WIP/Nextel Communications` control as to timing and the amount of put consideration as well as access to relevant Nextel Partners` information over various stages of the transaction relative to the degree of control and access afforded to the Class A stockholders. Further, it is unclear whether the terms of the put option fit within the exemption provided by Rule 13e-3(g)(4). Please expand your analysis in this regard, addressing both the purchase and redemption payment options.

3. Please disclose throughout the proxy statement that it is unclear whether Nextel WIP`s ability to pay for Class A common shares in shares of "listed Nextel common stock" could include payment in shares of Sprint-Nextel common stock.

Questions and Answers About the Special Meeting and Proposals, page 1

If I don`t like the price set by the appraisal process..., page 3

4. We note your statement that "[a]ll holders will be required to sell their shares at the price determined in the appraisal process
.... even if the appraisal process were to result in a price that you
do not believe reflects the value of your shares." Please briefly disclose that a challenge process is available to stockholders that disagree with the fair market value determined in the appraisal process.

When can Nextel WIP or holders of Class A common stock challenge..., page 4

5. Please state here your estimates of the challenge ceiling price and the challenge floor price, rather than rely on the cross-reference. Furthermore, since the date of the "unaffected" public market stock price is unclear, please delete your references and comparisons to the current market price of your Class A common stock.





Summary, page 8

General

6. We note your disclaimer of responsibility for information contained in your proxy statement that has been furnished by or extracted from Sprint`s and Nextel Communications` filings with the
Commission. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy. Revise accordingly.

Proposal One:  Exercise of the Put Right, page 9

Analysis of Nextel Partners` Financial Advisor, page 10

7. We note your response to our prior comment 17 concerning disclosure of Morgan Stanley`s fee upon consummation of the sale of
Class A common stock. We continue to believe investors should know upfront that Morgan Stanley has a particular interest in the outcome of the holders` vote and the price per share that is received by Class A common stockholders. Please revise your disclosure.

Regulatory Matters, page 11

8. Please briefly disclose that you do not have control over or know when Nextel WIP and Nextel Communications will make the appropriate regulatory filings.

Recent Developments, page 19

9. Rather than rely solely on the cross-reference to a later discussion in your proxy statement, please briefly state the nature of your dispute with Sprint-Nextel Communications and its status.

Risk Factors, page 20

At the time you vote to exercise ...whether you will receive cash..., page 23

10. We note your revisions here and on page 45 that you do not know whether Nextel WIP will be able to use shares of common stock to satisfy its put right obligation. Generally note here the issues that could cause it to not be able to pay with common stock. For example, indicate the possibility that Nextel WIP/Nextel Communications would have to file a registration statement prior to the special meeting in order to retain its option to address the put right exercise by paying with stock.

If the stockholders do not exercise the Put Right,...control premium..., page 26

11. Please revise so that your discussion of the risks relating to investors` failure to exercise the put right is not focused on only the possible loss of a control premium among the significant considerations that comprise fair market value.

The risks our company faces...with the Sprint-Nextel
Communications
merger, page 27

12. Please briefly describe the most significant "new challenges and uncertainties" created by the merger that will increase over time and why the increase poses a risk to your investors.

Proposal One-Exercise of the Put Right, page 35

Background, page 35

13. We note that you have recently retained Evercore Financial Advisors L.L.C. as an additional financial advisor in connection with the put right. To the extent applicable, please provide the disclosure required by Item 1015(b) of Regulation M-A regarding any report, opinion or appraisal provided by Evercore Financial Advisors.

The Put Right, page 38

14. Please revise to address in more detail the factors that comprise fair market value. In this regard, please highlight any material uncertainties and differing interpretations that may result from the factors listed in the definition. For example, we note that the definition takes into account the trading activity and history of your common stock and the most recent "unaffected" public market stock price. Please highlight that there is no guidance on what "unaffected" means and that the appraisers are left to interpret the date to use for determining the most recent "unaffected" public stock market price. Therefore, the date chosen by each appraiser may differ and the resulting public stock market price used to determine fair market value may vary widely. This is just one example. Please revise to expand your discussion of the definition of fair market value.

15. Please send us a copy of the Agreement Specifying Obligations and
Limiting Liability of, and Recourse to, Nextel Communications that you mention on page 44.




Recommendation of the Special Committee, page 46

16. Since the special committee is making a current recommendation that shareholders vote to approve the exercise of the put, please clarify whether the special committee continues to believe that the exercise of the put right is in the best interests of Class A common stockholders.

17. We note your statement in the second bulleted point on page 46 that the special committee believes the appraisal process, and fair market value definition, "is likely to capture for holders... the value of their investment in [y]our company." Please describe in more detail here how the special committee reached this view and how it considered any reasonable possibilities in interpretation of the factors that comprise the fair market value definition, and what those possibilities were. In this regard, we note your disclosure on page 49 that "Morgan Stanley also outlined potential alternative approaches to valuation that could be taken by the appraisers selected by each of Nextel WIP and Nextel Partners in determining fair market value."

18. We note your statement in the third bullet point that the special committee considered the report of Morgan Stanley, "including the implications of the analyses set forth in that report as to the approach an appraiser might take in the determination of fair market value." Please highlight what approach is implied by Morgan Stanley`s report.

Analysis of Financial Advisor, page 49

19. Please indicate why Morgan Stanley emphasized a control premiums analysis rather than other kinds of analyses in advising the special committee. In addition, so that shareholders can understand how Morgan Stanley`s control premium and precedent transaction analyses apply to the put option, explain how Morgan Stanley interpreted what date would be used as the most recent unaffected public market stock price.


*	*	*	*

      As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

	You may contact Cheryl Grant, Staff Attorney, at (202) 551-
3359,
or Kathleen Krebs, Special Counsel, at (202) 551-3810, with any questions.

								Sincerely,



								Michele Anderson
								Legal Branch Chief


cc:	via facsimile (212-403-2000)
      Steven Rosenblum, Esq.
	Wachtell, Lipton, Rosen & Katz

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Mr. Chapple
Nextel Partners, Inc.
August 18, 2005
Page 6